Exhibit 99.7

Corporate Social Responsibility: unanimous European agreement between Gaz de France and the trade unions

Paris, July 2, 2008 – Jean-François Cirelli, Chairman and Chief Executive Officer of Gaz de France, the three federations of European trade unions and the 15 trade union organizations from the Group’s different subsidiaries, today unanimously signed a European agreement on corporate social responsibility.

The outcome of a voluntary approach, this agreement aims to promote labour and environmental practices that go beyond the legal and regulatory requirements in all the countries where Gaz de France is active. It reinforces an approach to corporate governance and development founded on core values, ethical requirements and actions guided by principles of social responsibility. This agreement also confirms the Group’s commitment to sustainable development and to maintaining a dialogue between management and employees’ representatives throughout Europe, as a driver of progress. It reaffirms Gaz de France’s determination to combine economic efficiency with social progress in order to create value.

The agreement will be implemented progressively within the Group’s subsidiaries in order to ensure that the conditions under which it can be applied can be adjusted to fit different conditions prevailing in each country. A monitoring committee, comprising representatives of the signatories, will oversee the conditions of its implementation; this committee will also draw up a report on its application and an appraisal of its results.

Thanks to this agreement – which is innovative both in its content and in the manner that it is being implemented – Gaz de France intends to adopt best practice for the respect of human rights as well as labour conditions, employment and dialogue. The Group is committed to improving its relations with its customers, suppliers, subcontractors along with society at large and stakeholders at both a local and regional level.

Group profile:

Gaz de France Group is a major energy player in Europe. As the leading natural gas distributor in Europe, Gaz de France employs almost 50,000 employees and generated €27 billion in sales in 2007. The Group holds a portfolio of some 14 million clients, approximately 11 million of which are in France. Listed on the Paris Stock Exchange, Gaz de France is also part of the CAC 40 and Dow Jones Stoxx 600 indices.

Press contact:

Christel des Royeries
Tel: +331 47 54 21 27
Email: christel.des-royeries@gazdefrance.com

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